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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                              Key Technology, Inc.
            --------------------------------------------------------
                                (Name of Issuer)


                      Series B Convertible Preferred Stock
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    493143200
            --------------------------------------------------------
                                 (CUSIP Number)


                                   May 1, 2002
            --------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)



----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO.   493143200                 13G                      PAGE 2 OF 4 PAGES

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Lloyd I. Miller, III           ###-##-####
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]

                                                                       (b)  [ ]
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3         SEC USE ONLY
--------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                                 5       SOLE VOTING POWER

                                         68,655
           NUMBER OF             -----------------------------------------------
            SHARES               6       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                      35,680
             EACH                -----------------------------------------------
           REPORTING             7       SOLE DISPOSITIVE POWER
            PERSON
             WITH                        68,655
                                 -----------------------------------------------
                                 8       SHARED DISPOSITIVE POWER

                                         35,680
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          104,335
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                       [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          9.2%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN-IA-OO**
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                                     Page 3 of 4


Item 1(a).  Name of Issuer:                Key Technology, Inc.

Item 1(b).  Address of Issuers' Principal  Executive Offices:
                                           150 Avery Street
                                           Walla Walla, Washington 99362

Item 2(a).  Name of Person Filing:         Lloyd I. Miller, III

Item 2(b).  Address of Principal Business
            Office or, if None, Residence: 4550 Gordon Drive, Naples, Florida
                                           34102

Item 2(c).  Citizenship:                   U.S.A.

Item 2(d).  Title of Class of Securities:  Series B Convertible Preferred Stock

Item 2(e).  CUSIP Number:                  493143200

Item 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or
            (c), CHECK WHETHER THE PERSON FILING IS A:

            Not Applicable, this statement is filed pursuant to 13d-1(c)

Item 4. OWNERSHIP: The reporting person shares dispositive and voting power with respect to 35,680 of the reported securities as an advisor to the trustee of certain family trusts. Miller has sole dispositive and voting power with respect to 68,655 of the reported securities as an individual and as the manager of a limited liability company that is the general partner of certain limited partnerships.

            (a)   104,335

            (b)   9.2%

            (c)   (i) sole voting power:  68,655

                  (ii) shared voting power: 35,680

                  (iii) sole dispositive power: 68,655

                  (iv) shared dispositive power: 35,680

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not Applicable

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Persons other than Lloyd I. Miller, III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
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                                                                     Page 4 of 4


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

Item 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

Item 10.    CERTIFICATION:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Dated: May 20, 2002                   /s/ Lloyd I. Miller, III
                                                  ------------------------
                                                      Lloyd I. Miller, III